August 29, 2018

Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Ladies and Gentlemen:

We have read Form 6-K dated August 29, 2018, of Arcturus Therapeutics Ltd. and are in agreement with such statements concerning our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global